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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13G
                               (RULE 13D-1 AND 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                             PRIVATE BUSINESS, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   74267D 10 4
                                 (CUSIP Number)

                                December 10, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [X]  Rule 13d-1(c)

                  [ ]  Rule 13d-1(d)

                         (Continued on following pages)





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CUSIP NO. 74267D 10 4             SCHEDULE 13G
                             (cover page continued)

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James C. Gooch

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (A) [ ]
                                                                (B) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES  5.     SOLE VOTING POWER

                         1,698,294

BENEFICIALLY      6.     SHARED VOTING POWER

                         None

OWNED BY EACH     7.     SOLE DISPOSITIVE POWER

                         1,698,294

REPORTING PERSON  8.     SHARED DISPOSITIVE POWER

                         None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,698,294

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.2%

12.  TYPE OF REPORTING PERSON

     IN



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                                  SCHEDULE 13G

ITEM 1(A).  NAME OF ISSUER:         Private Business, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            9010 Overlook Blvd., Brentwood, TN 37027

ITEM 2(A).  NAME OF PERSON FILING:  James C. Gooch

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            2700 First American Center, Nashville, TN 37238

ITEM 2(C).  CITIZENSHIP:      United States (Tennessee)

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:  Common Stock, No Par Value

ITEM 2(E).  CUSIP NUMBER:   74267D 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS:

              (A)   [ ] BROKER OR DEALER REGISTERED UNDER THE ACT

              (B)   [ ] BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

              (C)   [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE
                        ACT

              (D)   [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                        INVESTMENT COMPANY ACT

              (E)   [ ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE
                        INVESTMENT ADVISERS ACT OF 1940

              (F)   [ ] EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT TO
                        THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SS.240.13D-1(B)(1)(II)(F)

              (G)   [ ] PARENT HOLDING COMPANY, IN ACCORDANCE WITH
                        SS.240.13D-1(B)(II)(G); SEE ITEM 7

              (H)   [ ] GROUP, IN ACCORDANCE WITH SS.240.13D-1(B)(1)(II)(H)

ITEM 4. OWNERSHIP:

              (A)   AMOUNT BENEFICIALLY OWNED:  1,698,294. 500 shares of which are owned individually, 848,897
                                                shares of which are beneficially
                                                owned as trustee of William B.
                                                King, III 1999 Trust and 848,897
                                                shares of which are beneficially
                                                owned as trustee of Joshua C.
                                                King 1999 Trust.

              (B)   PERCENT OF CLASS:   6.2%




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                                  SCHEDULE 13G

         (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                     1,698,294. 500 shares of which are owned individually, 848,897 shares of which are beneficially owned as trustee of William B. King, III 1999 Trust and 848,897 shares of which are beneficially owned as trustee of Joshua C. King 1999 Trust.

              (II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                     None

              (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                     1,698,294. 500 shares of which are owned individually, 848,897 shares of which are beneficially owned as trustee of William B. King, III 1999 Trust and 848,897 shares of which are beneficially owned as trustee of Joshua C. King 1999 Trust.

              (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                     None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

              Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

ITEM 10. CERTIFICATION.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                  SCHEDULE 13G

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                                    /s/ James C. Gooch
                                                    --------------------------
                                                    James C. Gooch



Date:  December 22, 1999





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